UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d -2(a)
(Amendment No. 5)*

FBR & Co.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

30247C400
(CUSIP Number)

MARK SHAMIA
VOCE CAPITAL MANAGEMENT LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111
(415) 489-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON Voce Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 387,025
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 387,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON Voce Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 387,025
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 387,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON J. Daniel Plants
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 387,025
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 387,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed with respect to the beneficial ownership of Voce Capital Management LLC, Voce Capital LLC and J. Daniel Plants (the “Reporting Persons”). This Amendment supplements the Schedule 13D as previously filed on July 7, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock for investment purposes because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the Issuer can create significant value for its shareholders through enhancements to its capital allocation policies, optimization of its capital structure and improvements to its corporate governance, among other opportunities.

On March 18, 2016, Voce Catalyst Partners LP (“Voce Catalyst”) 1, a Delaware limited partnership and record holder of one hundred shares of Common Stock, delivered a Shareholder Nomination Letter (the “Letter”) to the Issuer, notifying the Issuer of its intent to nominate three persons for election to the Issuer’s board of directors at the Issuer’s 2016 annual meeting of shareholders. The full text of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference in its entirety.

A copy of the press release issued on March 21, 2016 relating to the nominations is attached hereto as Exhibit 3 and incorporated herein by reference in its entirety.

On April 5, 2016, Voce Capital Management issued a press release along with presentation materials regarding the Issuer. A copy of the press release and the accompanying presentation are attached hereto as Exhibits 4 and 5 and are incorporated herein by reference in their entirety.

On April 18, 2016 Voce Capital Management issued a press release regarding the Issuer. A copy of the press release is attached hereto as Exhibit 6 and is incorporated herein by reference in its entirety.

On May 2, 2016 Voce Capital Management filed a preliminary proxy on Schedule 14A in connection with the Issuer’s upcoming annual meeting of stockholders, soliciting proxies to vote (i) to elect its three independent director nominees; (ii) against the Issuer’s non-binding advisory vote on named executive officer compensation; and (iii) to ratify the appointment of BDO USA, LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2016. The preliminary proxy is attached hereto as Exhibit 7 and is incorporated herein by reference in its entirety. A copy of the press release issued on May 3, 2016 relating to the preliminary proxy is also attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

On May 6, 2015, Voce Capital Management filed an amendment to the preliminary proxy on Schedule 14A. Amendment 1 to the preliminary proxy is attached hereto as Exhibit 9 and is incorporated herein by reference in its entirety.

On May 9, 2015, Voce Capital Management filed a definitive proxy statement on Schedule 14A. The definitive proxy is attached hereto as Exhibit 10 and is incorporated herein by reference in its entirety.

The Reporting Persons have engaged in, and intend to continue to engage in, communications concerning the foregoing with officers and/or members of the Issuer’s board of directors. In addition, the Reporting Persons may communicate with the Issuer’s current or prospective shareholders; its representatives; industry participants, research analysts and members of the press; existing or potential strategic partners or competitors, investment and financing professionals and sources of capital and credit; and other interested or relevant parties relating to topics including, but not limited to, the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. The Reporting Persons may also consider taking further action to protect their interests and the interests of shareholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Item 4 of Schedule 13D or the acquisition of additional shares or disposition of shares beneficially owned by them, in the public market or through privately negotiated transactions.

Depending upon various factors including, without limitation, an ongoing evaluation of the investment in the Common Stock, changes in the Issuer’s operations, business strategy or prospects, prevailing market and industry conditions, other investment opportunities available to the Reporting Persons, liquidity requirements and other investment considerations, the Reporting Persons may, from time to time and at any time and in such manner as they deem advisable (whether in the open market, through privately negotiated transactions or otherwise), further acquire, hold, vote, trade or dispose of some or all of the Common Stock, and may enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, and/or engage in hedging or similar transactions with respect to such holdings.

______________________________________
1 Voce Capital is the General Partner of Voce Catalyst.

The Reporting Persons reserve the right at any time to formulate alternative plans, make other proposals or take additional actions with respect to all of the foregoing matters referred to in this Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,452,365 Shares outstanding as of May 6, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 9, 2016.

As of the close of business on May 11, 2016, Voce Capital Management beneficially owned 387,025 Shares, constituting approximately 5.2% of the Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 387,025 Shares beneficially owned by Voce Capital Management, constituting approximately 5.2% of the Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 387,025 Shares beneficially owned by Voce Capital Management, constituting approximately 5.2% of the Shares outstanding.

As of the close of business on May 11, 2016, the Reporting Persons collectively beneficially owned an aggregate of 387,025 Shares, constituting approximately 5.2% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership with respect to any shares of the Shares other than the shares owned directly and of record by such Reporting Person.

Jarl Berntzen, one of Voce Catalyst’s nominees to the board of directors of the Issuer, acquired 2,000 Shares on April 1, 2016 and 500 Shares on April 4, 2016. Mr. Berntzen disclaims beneficial ownership of Shares beneficially owned by the Reporting Persons. The Reporting Persons disclaim beneficial ownership of the Shares beneficially owned by Mr. Berntzen.

Michael McConnell, one of Voce Catalyst’s nominees to the board of directors of the Issuer, acquired 1,000 Shares on May 5, 2016. Mr. McConnell disclaims beneficial ownership of Shares beneficially owned by the Reporting Persons. The Reporting Persons disclaim beneficial ownership of the Shares beneficially owned by Mr. McConnell.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 9 Amendment 1 to Preliminary Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 6, 2016)

Exhibit 10 Definitive Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 9, 2016)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

Voce Capital Management LLC

By:	Voce Capital LLC
Managing Member

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

Voce Capital LLC

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement*
Exhibit 2	Shareholder Nomination Letter dated March 18, 2016*
Exhibit 3	Press Release dated March 21, 2016*
Exhibit 4	Press Release dated April 5, 2016 (incorporated by reference to Exhibit 1 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on April 5, 2016)*
Exhibit 5	Presentation Materials (incorporated by reference to Exhibit 2 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on April 5, 2016)*
Exhibit 6	Press Release dated April 18, 2016 (incorporated by reference to Exhibit 1 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on April 18, 2016)*
Exhibit 7	Preliminary Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 2, 2016)*
Exhibit 8	Press Release dated May 3, 2016 (incorporated by reference to Exhibit 1 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 3, 2016)*
Exhibit 9	Amendment 1 to Preliminary Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 6, 2016)
Exhibit 10	Definitive Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 9, 2016)

*Previously filed